Unilever PLC	Unilever N.V.
Unilever House	PO Box 760
100 Victoria Embankment	3000 DK Rotterdam
London EC4Y 0DY	The Netherlands

T: +44 (0)20 7822 5252	Weena 455
F: +44 (0)20 7822 5951/5898	3013 AL Rotterdam
www.unilever.com
T: +31 (0)10 217 4000
F: +31 (0)10 217 4798
www.unilever.com

Terence O’Brien, Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

28 September 2015

Dear Mr. O’Brien,

Re:                          Unilever N.V. (File No. 1-4547) and Unilever PLC (File No. 1-4546) (Unilever N.V. and Unilever PLC, together, “Unilever”)

I refer to your letter dated 17 September 2015 which set out a comment of the Staff of the Office of Manufacturing and Construction (the “Staff”) to the filings listed above. The text of the Staff’s comments are set out below, followed by our response.

Comment:

In a similar manner to your summary of changes made to your guarantor statements for the year ended December 31, 2013, please provide a summary of the changes made to your guarantor statements for the year ended December 31, 2012 in your Form 20-F for the year ended December 31, 2014. Please tell us how you determined these revisions were also not material.

Response:

The explanations contained in our previous response, dated 9 September 2015, apply to the guarantor statements in our 2014 Form 20-F for the year ended 31 December 2012 as well as 31 December 2013.  Below we summarise the numerical impact and materiality assessment of the changes made on the guarantor statements for the year ended 31 December 2012:

1) Condensing the financial statements

Our review highlighted that several line items on the guarantor statements contained only immaterial balances or additional lines compared to the group financial statements and so could be combined. These changes help users to identify the key messages instead of seeing several immaterial items.

2) Removing equity earnings of non-controlling interests (NCI) from Unilever parent entities

In the 2013 Form 20-F guarantor statements we included the full consolidated income of the group in the net profit of the parent entities whereas in the 2014 Form 20-F we only included the Group shareholders net profit as follows:

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01

€ million

2012 Net profit for parent entities per 2013 Form 20-F	4,836
Net profit attributable to NCI for 2012	(468)
2012 Net profit for parent entities per 2014 Form 20-F	4,368

3) Including equity earnings of subsidiaries within total comprehensive income

In the 2013 Form 20-F total comprehensive income did not include equity earnings of subsidiaries. From 2014 we include this balance in total comprehensive income to provide a more useful measure for the users. This impacted Unilever parent entities and Unilever United States Inc. as follows:

	Unilever parent entities	Unilever United States Inc.
	€ million	€ million
2012 Total comprehensive income per 2013 Form 20-F	2,824	438
Net profit attributable to NCI for 2012 (see above)	(468)	—
Equity earnings of subsidiaries for 2012	1,860	728
2012 Total comprehensive income per 2014 Form 20-F	4,216	1,166

Determining materiality

For the purposes of determining whether the changes are individually or collectively material we considered all the relevant circumstances and have:

•               Evaluated the needs of the users of the financial statements;

•               Used a quantitative threshold in the first instance;

•               Considered whether it will impact the users of the financial statements including considering the nine points stated in SAB Topic 1:M; and

•               Considered both the rollover approach and the iron curtain approach in accordance with SAB Topic 1:N.

In determining the impact on the users of the financial statements we have considered the relative importance to users of the guarantor statements. We have also considered the relative importance of the individual columns on the users and that the issuer and guarantor columns provide more useful information compared to the reconciling columns of the non-guarantor and eliminations columns. Following consultation with relevant stakeholders including our investor relations and communications teams, peers’ reporting and the nature of the guarantors’ commitment to security holders, we also determined that the key guarantor statement line items from a user’s point of view are Net profit, Net current assets and Net assets of the guarantors and issuers.

Materiality of the revisions made

1) The revisions to condense and combine line items on the guarantor statements are not considered to be individually material because they are quantitatively immaterial and have no impact on the key guarantor statement line items.

2) Removing the equity earnings of NCI of €0.5 billion from the Unilever parent entities column is not considered individually material because:

•               Compared to the total net profit of the parent entities the change is quantitatively immaterial;

•               From a Unilever parent entities perspective the group accounts already provide detailed IFRS information, on a consolidated basis, better describing the performance of the entire group; and

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01

•               Although the change impacts Net profit, which is a key guarantor statement line item, it does not meet any of the nine considerations stated in SAB Topic 1:M in particular it does not move the parent entities from a profit to a loss and does not mask or alter a change in earnings or trends or have any impact on loan covenants or other contractual requirements.

3) The revision to include equity earnings of subsidiaries in total comprehensive income is not considered individually material because although the differences are large (€1.9 billion for the parent entities and €0.7 billion for Unilever United States Inc. in 2012) the change does not affect any of the key guarantor statement line items.

Although these revisions include significant amounts, collectively they do not have a material impact on the financial statements because they do not impact the key information used by users of the financial statements. The total position of key guarantor statement line items of the guarantors and issuers, being the sum of Unilever Capital Corporation, Unilever parent entities and Unilever United States Inc., has not significantly changed due to the revisions.  Similarly the total position of the non-guarantor subsidiaries and the eliminations columns has not significantly changed.

We do not think that there is a substantial likelihood that a reasonable person would consider them individually or collectively material in the context of our registered securities. The changes are not considered material with reference to the nine considerations stated in SAB Topic 1:M or any other circumstances and factors that we can envisage.  We do not believe it is probable that the judgment of a reasonable person would have been changed or influenced by the revisions and we are not aware of any market volatility in relation to the numbers that have been revised. We have considered the iron curtain and rollover approaches in SAB Topic 1:N but there is no difference between the two in these instances.

Comment:

Please help us better understand the nature of the €20.5 billion amount for the year ended December 31, 2013, which has been moved from the non-guarantor column to the eliminations column in your Form 20-F for the year ended December 31, 2014. It is not clear why this amount should now be reflected in the eliminations column.

Response:

The €20.5 billion credit amount in the non-guarantor column referred to in our previous letter, relating to the year ended 31 December 2013, reflects the direct investment from the guarantors into subsidiary companies.  In effect, the total €59.6 billion (being €41.7 billion plus €17.8 billion) net assets of subsidiaries (equity accounted) held by the issuers and guarantors was split into the direct investment balance of €20.5 billion, shown in the Non-guarantors column and the remaining net assets of subsidiaries (equity accounting) of €39.1 billion, shown in the Eliminations column.

As noted in our previous letter, there is no clear guidance for how to equity account for net assets of subsidiaries, particularly in group structures with multiple intermediate companies, and how they should be disclosed in the reconciliation columns of the Non-guarantor subsidiaries and Eliminations.  However, following external advice and our review of best practice reporting by peers, we believe it is more appropriate to report the total elimination within the Eliminations column.  This also improves the presentation of the Non-guarantors’ balances by avoiding disclosure of a negative balance within the Non-guarantors column for Net assets of subsidiaries (equity accounted), which could be misinterpreted as these companies having a net liabilities position when this is not the case.

Comment:

Your response does not appear to address the revisions made related to the presentation of dividends on the income statements. Please help us understand the nature of these revisions.

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01

Response:

In the 2013 Form 20-F total Equity earnings of subsidiaries were split into intercompany dividends received (which are shown in a separate row called Dividends, within profit before taxation) and other equity earnings of subsidiaries. From 2014 we disclose only the total amount, in a separate row between Net profit before subsidiaries and Net profit.  This impacted the Unilever parent entities in 2013 and 2012 and Unilever United States Inc. in 2012 as follows

	Unilever Parent Entities		Unilever United States Inc.
	2013	2012	2012
	€ million	€ million	€ million
Dividends per 2013 Form 20-F	2,945	2,851	676
Equity earnings of subsidiaries per 2013 Form 20-F	2,118	1,860	728
Net profit attributable to NCI (see above) per 2013 Form 20-F	(421)	(468)	—
Equity earnings of subsidiaries per 2014 Form 20-F	4,642	4,243	1,404

As noted in our previous letter, there is no clear guidance for how to equity account for earnings of subsidiaries, particularly in group structures with multiple intermediate companies, and how they should be disclosed.  However, following external advice and our review of best practice reporting by peers, we believe it is more appropriate to report the total equity earnings within one row.  This is also more consistent with equity accounting for investments in associates and joint ventures in accordance with IAS 28 (i.e. where a company has significant influence or joint control but does not have control).

Materiality of the revisions made

The changes for 2013 and 2012 guarantor statements have been deemed immaterial because:

•               Inter-company dividends are not included in any of our external reporting. In other words they are not “major captions” or “headings and subtotals” in our group annual report and accounts;

•               The group accounts already provide detailed IFRS information, on a consolidated basis, better describing the performance of the entire group; and

•               The change does not affect any of our key guarantor statement line items.

These revisions were assessed collectively with the other changes previously discussed. Although these revisions include significant amounts, all the revisions made do not have a material impact on the financial statements because they do not impact the key information used by users of the financial statements. The total position of key guarantor statement line items of the guarantors and issuers, being the sum of Unilever Capital Corporation, Unilever parent entities and Unilever United States Inc., has not significantly changed due to the revisions.  Similarly the total position of the non-guarantor subsidiaries and the eliminations columns has not significantly changed.

We do not think that there is a substantial likelihood that a reasonable person would consider them individually or collectively material in the context of our registered securities. The changes are not considered material with reference to the nine considerations stated in SAB Topic 1:M or any other circumstances and factors that we can envisage.  We do not believe it is probable that the judgment of a reasonable person would have been changed or influenced by the revisions and we are not aware of any market volatility in relation to the numbers that have been revised. We have considered the iron curtain and rollover approaches in SAB Topic 1:N but there is no difference between the two in these instances.

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01

Acknowledgement:

We also acknowledge, that:

•               Unilever is responsible for the adequacy and accuracy of the disclosure in the filing;

•               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•               Unilever may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Thank you for your assistance thus far. Your prompt review of our response would be greatly appreciated. We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact Matthew Cannon at +44 207 822 5059 or matthew.cannon@unilever.com, or, in his absence, to me at +44 207 822 5845 or jean-marc.huet@unilever.com. As announced earlier in the year, my successor Graeme Pitkethly will take over as Chief Financial Officer from 1 October 2015 so please copy him on all future correspondence at graeme.pitkethly@unilever.com or +44 207 822 5845.

Yours sincerely,

/s/ Jean-Marc Huet

Jean-Marc Huet
Chief Financial Officer
Unilever PLC & Unilever N.V.

cc:                             David Schwartz, Associate General Counsel – Corporation and Transactions, Unilever United States, Inc.

Paul Korolkiewicz, KPMG LLP

Eric Van Leeuwen, KPMG Accountants N.V.

John Baker, PriceWaterhouseCoopers LLP

Peter van Mierlo, PriceWaterhouseCoopers N.V

Thomas B. Shropshire, Jr, Linklaters LLP

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01